Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense.

The following table presents our ratio of earnings to fixed charges for the six-month period ended June 30, 2018 and for the five years ended December 31, 2017, 2016, 2015, 2014 and 2013 (dollars in thousands):

	For the Six
	Months Ended		For the Years Ended December 31,
	June 30, 2018		2017		2016			2015		2014		2013
Net income (loss)	$7,045		$31,441		$(9,555)			$30,156		$2,944		$1,274
Add back fixed charges:
Interest expense	16,934		28,702		35,535			23,553		8,469		3,659
Earnings before fixed charges and preferred share dividends	$23,979		$60,143		$25,980			$53,709		11,413		4,933
Fixed charges and preferred share dividends:
Interest expense	16,934		28,702		35,535			23,553		8,469		3,659
Preferred share dividends	-		-		-			-		-		10
Total fixed charges and preferred share dividends	$16,934		$28,702		$35,535			$23,553		$8,469		$3,669

Ratio of earnings to fixed charges	1.4	x	2.1	x	0.0	x	(1)	2.3	x	1.3	x	1.3	x
Ratio of earnings to fixed charges and preferred share dividends	1.4	x	2.1	x	0.0	x	(1)	2.3	x	1.3	x	1.3	x

(1)	The dollar amount of the deficiency for the year ended December 31, 2016 was $9.6 million.